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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17359

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stonegate Capital Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 Crescent Court, Suite 370
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Griffith	214-987-4121	scott@stonegateinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Scott Griffith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stonegate Capital Markets, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CARMELLA HENSON
Notary ID #1680470
My Commission Expires
July 25, 2023

Signature: [signature]

Title:
Cheif Executive Officer

[signature]
Notary Public

CARMELLA HENSON
Notary ID #1680470
My Commission Expires
July 25, 2023

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STONEGATE CAPITAL MARKETS, INC.
TABLE OF CONTENTS
DECEMBER 31, 2022

Page


McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Stonegate Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stonegate Capital Markets, Inc. as of December 31, 2022, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stonegate Capital Markets, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Stonegate Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Stonegate Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Stonegate Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II, Statement Regarding Reserve Requirements and Possession or Control Requirements ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of Stonegate Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Stonegate Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co.

McBee & Co., PC

We have served as Stonegate Capital Markets, Inc.'s auditor since 2008.
Dallas, Texas
February 23, 2023

STONEGATE CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash	$	79,280
Receivable from Affiliate		58,599
Prepaid expenses		14,980
TOTAL ASSETS	$	152,859

LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES

Accounts Payable - Trade	$	2,417
Accrued Liabilities		42
Total Liabilities		2,459

SHAREHOLDER'S EQUITY

Common Stock, $1 Par Value, 800,000 Shares Authorized 1,000 Shares Issued and Outstanding	1,000
Preferred Stock, 200,000 Shares Authorized, No Shares Issued	
Additional Paid-in-Capital	1,131,113
Accumulated Deficit	(981,713)
Total Shareholder's Equity	150,400

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	152,859

STONEGATE CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE

Alternative Services Fees	$	361,000
Research Fees		90,000
Royalty Commissions		1,990
Total Revenue		452,990

EXPENSES

Compensation and Benefits	459,046
Communications and Development	4,146
Regulatory Expenses	20,712
Occupancy, Operating and Overhead	131,088
Total Expenses	614,992

LOSS BEFORE PROVISION FOR TAXES		(162,002)
DEFERRED INCOME TAX EXPENSE		150,000
NET LOSS	$	(312,002)

See Notes to Financial Statements

3

STONEGATE CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock		Additional Paid-in-Capital		Accumulated Deficit		Total
Balance, January 1, 2022	$	1,000	$	984,243	$	(669,711) $	315,532
Shareholder Contributions		-		146,870		-	146,870
Net Loss		-		-		(312,002)	(312,002)
Balance, December 31, 2022	$	1,000	$	1,131,113	$	(981,713) $	150,400

STONEGATE CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(312,002)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:		
Non-cash expense sharing agreement fees		140,870
Deferred income tax expense		150,000
Change in operating assets and liabilities:		
Decrease in receivable from affiliate		15,423
Increase in prepaid expenses		(8,513)
Increase in accounts payable - trade		2,407
Decrease in accrued liabilities		(24,870)
Total adjustments		275,317
Net Cash Used in Operating Activities		(36,685)

CASH FLOWS FROM FINANCING ACTIVITIES

Shareholder contribution		6,000
Net Cash Provided by Financing Activities		6,000

NET DECREASE IN CASH		(30,685)
CASH		
Beginning of Year		109,965
End of Year	$	79,280

SUPPLEMENTAL CASH FLOW DISCLOSURES

State Income Taxes Paid	$	-
Capital Contributions made in lieu of expense sharing fees	$	140,870

1. ORGANIZATION AND NATURE OF BUSINESS

Stonegate Capital Markets, Inc. (the "Company') was incorporated in Texas, in 1972. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation ("SIPC"). The Company's office is located in Dallas, Texas. The Company is a wholly owned subsidiary of Griffith Shelmire Partners, Inc. (the "Parent"). The Company's main source of revenue is providing research and investment banking services throughout the United States. As an introducing broker-dealer, the Company does not hold customer funds or securities.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to underwriting or selling group participant on a best-efforts basis only for firm commitment offerings, private placement of securities, mergers and acquisitions, create and distribute research – no buy/hold recommendations and introduce institutional customers to other broker-dealers and receive fees.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment advisory services, research, and institutional private placement of securities throughout the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6

Note 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Research Fees

Stonegate Capital Markets, Inc. has a contractual agreement with Stonegate Capital Partners, an affiliate, to provide research services for some of Stonegate Capital Partners' Advisory Services companies. Stonegate Capital Partners pays Stonegate Capital Markets, Inc. a monthly fee for said research services. The Company believes that the performance for research fees obligation is satisfied when individually identifiable services are provided.

Alternative Services Fees

Stonegate Capital Markets, Inc. provides boutique banking, capital raising, and advisory services to the alternative asset industry and offers unique investment opportunities to institutional investors, single and multi-family offices and RIAs. The Company receives fees for advisory and investment banking services.

The Company believes that the performance obligation for providing advisory services is satisfied over time as individually identifiable services are provided, and revenue is recognized at the time. Investment banking fees are generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction. The Company believes that the performance obligation is satisfied on the closing date because that is when investors are identified, funding is agreed upon, and the risks and rewards are transferred to the investor.

Royalty Commissions

Royalty commissions include payment from entities for the resale of research and are recognized as revenue in the period services are provided.

Fair Value of Financial Instruments

Cash, receivables from affiliates, and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Note 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Receivables and Credit Policy

Receivables from affiliates are stated at the amounts management expects to collect. The carrying amounts of receivables are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of December 31, 2022.

Income Tax

The Company files a consolidated federal income tax return with the Parent. Any resulting provision or benefit for federal income taxes is recorded as receivable from or payable to the Parent and represents the applicable share allocated to the Company, calculated at the appropriate Federal income tax rate. The Company is subject to income taxes in the state of Texas, subject to certain exemptions.

In the current year, the Company had a tax loss and the Parent is not expected to utilize the loss; therefore, no adjustment for the current year income tax benefit was recorded. In prior years, the Company recorded a deferred income tax benefit and corresponding receivable from the Parent of $150,000, representing the Company's share of deferred tax assets related to net operating loss carry forwards that could be used to offset taxable income in future years. In 2022, the Company reevaluated the $150,000 receivable from the Parent and determined that it is more likely than not that there will not be sufficient taxable income in the future to realize the deferred tax asset. In 2022, the Company reversed the receivable from the Parent with a corresponding charge to Deferred Income Tax Expense.

STONEGATE CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,2022

Note 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2022, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $76,821 which was $26,821 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.032 to 1 at December 31, 2022.

4. **CONCENTRATION OF CREDIT RISK**

The Company is engaged in brokerage activities in which it acts as an agent connecting small-cap companies with institutional investors. In the event a transaction closes and the small cap company does not fulfill its obligations to pay the contractual fee, the Company may be exposed to risk. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and affiliate receivable. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

5. **CONTINGENCIES**

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

6. **RELATED PARTY TRANSACTIONS**

The Parent provides equipment and general and administrative services to the Company. In return, the Company pays the Parent through an expense sharing agreement. For the year ended December 31, 2022, the Company incurred expense sharing of $169,044 which were offset by capital contributions by the Parent Company of $140,870 and which were paid to the Parent of $28,174. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

As detailed in Note 2, Stonegate Capital Markets, Inc. has a contractual agreement with Stonegate Capital Partners, an affiliate, to provide research services for some of Stonegate Capital Partners' Advisory Services companies. Stonegate Capital Partners pays Stonegate Capital Markets, Inc. a monthly fee for said research services ($90,000 in 2022). The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

In 2022, the Company paid commission expense of $56,950 to another affiliate of the Company.

7. **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**
Recently issued accounting standards that have been issued or proposed by the FASB or other standards setting bodies, are not expected to have a material impact on the Company's financial position or results of its operations.

8. **SUBSEQUENT EVENTS**
Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and February 23, 2022, the date that the financial statements were available to be issued.

STONEGATE CAPITAL MARKETS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

NET CAPITAL

Total Shareholder's Equity Qualified for Net Capital	$	150,400
Less Non-allowable Assets		
Receivable from affiliate		58,599
Prepaid expense		14,980
Net Capital	$	76,821

AGGREGATE INDEBTEDNESS $ 2,459

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$	164
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	50,000
Minimum Net Capital Requirement	$	50,000
Net Capital in Excess of Minimum Required	$	26,821
Net Capital in Excess of Minimum Required at 120% of Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	16,821

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL 0.032 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2022 and the corresponding unaudited filing of Part IIA of the FOCUS Report/Form X-17A5 filed by Stonegate Capital Markets, Inc. Accordingly, no reconciliation is necessary.

STATEMENT OF CHANGES IN LIABILITIES TO CLAIMS OF GENERAL CREDITORS

No statement is required as no subordinated liabilities existed at any time during the year.

STONEGATE CAPITAL MARKETS, INC.
SCHEDULE II
STATEMENT REGARDING RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2022

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to underwriting or selling group participant on a best efforts basis only for firm commitment offerings, private placement of securities, mergers and acquisitions, create and distribute research – no buy/hold recommendations and introduce institutional customers to other broker-dealers and receive fees. The Company does not hold funds or securities. As a Non-Covered Firm, the Computation for Determination of Customer Reserve Requirements and Information Relating to Possession or Control Requirements for Customers are not required.



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Stonegate Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Stonegate Capital Markets, Inc. ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to underwriting or selling group participant on a best-efforts basis only for firm commitment offerings, private placement of securities, mergers and acquisitions, create and distribute research – no buy/hold recommendations and introduce institutional customers to other broker-dealers and receive fees. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2022, without exception.

Stonegate Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonegate Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co.

McBee & Co., PC

Dallas, Texas
February 23, 2023

Stonegate Capital Markets, Inc.'s
Exemption Report
500 Crescent Court, Suite 370/ Dallas, Texas 75201
214-661-7761

Exemption Report

Stonegate Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to Underwriting or selling group participant on a best efforts basis only for firm commitment offerings, Private placement of securities, Mergers and Acquisitions, Create and distribute research – no buy/hold recommendations and Introduce institutional customers to other broker-dealers and receive fees, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Stonegate Capital Markets, Inc.

I, Scott Griffith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
Scott Griffith, Chief Executive Officer
February 15, 2023